Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

January 13, 2017

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Miller:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided orally on December 2, 2016, regarding the SOX review of the Trust’s website and filings. Your comments, which relate primarily to the Trust’s June 30, 2016 Annual Report, are set forth below followed by the Trust’s responses.

General

1.	Comment: In the Statement of Operations, the SEC staff noted that securities lending income seems to be presented net of fees. Please consider revising the caption for that line item to state, for example, “Securities Lending Income (Net)”.

Response: The Trust represents that in future filings it will revise the caption as suggested when securities lending income is presented net of fees.

2.	Comment: With respect to the shareholder expense examples, please include the actual number of days in the expense example (see Item 27(d)(1) of Form N-1A).

Response: The Trust represents that in future filings it will include the actual number of days in the expense example.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

January 13, 2017

3.	Comment: In the Management’s Discussion of Fund Performance (“MDFP”) (Item 27(b)(7) of Form N-1A), the SEC staff noted that each Fund’s presentation is written differently (for example, some are more in depth; some reference performance on NAV; some reference performance on market; some reference performance on NAV and market). Since they are presented in the same shareholder report, please consider making the MDFP for all of the Funds consistent in how it is written and what information is presented.

Response: According to the Trust, because the Funds are sub-advised by different unaffiliated entities that provide portfolio management services to the Funds, the style of the MDFP presentation may vary from Fund to Fund.

4.	Comment: The SEC staff noted that certain Funds are invested in variable rate securities (for example, FLRT, GIVE, and HYLD). In future filings, please include a description of the reference rate and spread and the end of period interest rate or disclose the end of period reference rate described in the schedule in a note to the schedule (see final rule for RIC MOD).

Response: The Trust represents that in future filings it will include the requested information.

5.	Comment: For Funds that are fund of funds, please consider including a footnote in the financial highlights to indicate that the net investment income does not include the income and expenses of the underlying funds in which a Fund invests (see ASC 946-225-45-16).

Response: The Trust represents that in future filings it will include the requested footnote.

6.	Comment: The SEC staff noted that in Note 4 of the Notes to the Financial Statements, the table regarding potential recoupment indicates that the recapture period seems to end at the end of the fiscal year after the 3 year period since the specific waiver and/or reimbursement. Per the SEC staff position, however, recapture should occur within 3 years of the specific waiver/reimbursement or, if a longer period of time, then the recapture must be booked as a liability in accordance with GAAP. Please justify the term allowed to recapture the waived fee or reimbursed expense without booking it as a liability.

Response: The Trust represents that recapture occurs within 3 years of the specific waiver/reimbursement and that it will clarify the disclosure in future filings to make clear that recapture is only possible for 3 years from the date of the waiver/reimbursement.

7.	Comment: As required by Item 11(g)(2) of Form N-1A, please update the website information regarding premiums and discounts to reflect the most recently completed quarters.

Response: The Trust represents that it will update the website information regarding premiums and discounts to reflect the most recently completed quarters.

Market Adaptive Unconstrained Income ETF

8.	Comment: In the future, please include a discussion of the relevant market conditions during the current fiscal year in the MDFP (see Item 27(b)(7)(i) of Form N-1A).

January 13, 2017

Response: The Trust represents that in future filings the Fund’s MDFP will include a discussion of the relevant market conditions during the current fiscal year.

9.	Comment: The SEC staff noted that the Fund is invested in other funds. In Note 1 of the Notes to the Financial Statements, please mention that the Fund is a fund of funds. Also do the same for other Funds that are described in their prospectuses as a fund of funds.

Response: The Trust represents that in future filings it will add the requested disclosure.

10.	Comment: The SEC staff noted that two of the Fund’s investments were greater than 25% and another was 73% of the Fund’s assets. Please refer to the November 7, 1997 Dear CFO Letter regarding the SEC staff’s guidance on disclosure of fund of funds structures and update the financial disclosure accordingly.

Response: The Trust represents that in future filings it will disclose its fund of funds structures in accordance with the November 7, 1997 Dear CFO Letter.

Madrona Domestic ETF

11.	Comment: The SEC staff noted that the MDFP is very general and does not reflect the requirements of Item 27(b)(7)(i) of Form N-1A (i.e., the requirement to discuss the factors that materially affect performance).

Response: The Trust represents that in future filings the Fund’s MDFP will include a discussion of the factors that materially affect performance.

Athena High Dividend ETF

12.	Comment: The SEC staff noted that 16.3% of the Fund is invested in REITs. In the Notes to the Financial Statements, please include the accounting policy for REIT distributions (for example, may be reclassified, etc).

Response: The Trust represents that in future filings it will include the requested information.

13.	Comment: The SEC staff noted that approximately 16% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

14.	Comment: The SEC staff noted that 11.7% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

January 13, 2017

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

EquityPro ETF

15.	Comment: The SEC staff noted that approximately 21% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

16.	Comment: The SEC staff noted that 27.1% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

Pacific Asset Enhanced Floating Rate ETF

17.	Comment: Please confirm that there was no other income that should have been disclosed separately (see Article 6-071 of Regulation S-X). In future filings, please disclose interest and other income separately to the extent applicable.

Response: The Trust confirms that there was no other income that should have been disclosed separately. The Trust represents that it will disclose interest and other income separately to the extent applicable.

Peritus High Yield ETF

18.	Comment: Please confirm that there was no other income that should have been disclosed separately (see Article 6-071 of Regulation S-X). In future filings, please disclose interest and other income separately to the extent applicable.

Response: The Trust confirms that there was no other income that should have been disclosed separately. The Trust represents that it will disclose interest and other income separately to the extent applicable.

19.	Comment: The SEC staff noted that approximately 17% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

January 13, 2017

20.	Comment: The SEC staff noted that 14.2% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

Global Echo ETF

21.	Comment: In the future, please specify in the MDFP that performance reported is on NAV.

Response: The Trust represents that in future filings it will specify in the MDFP that performance reported is on NAV as applicable.

22.	Comment: The SEC staff notes that only the fee amount paid to the Fund’s investment adviser is disclosed even though only a portion is retained by the adviser. Please consider disclosing the aggregate fee rate paid by the adviser to the sub-advisers of the Fund.

Response: The Trust represents that in future filings it will disclose the aggregate fee rate paid by the Fund’s adviser to the Fund’s sub-advisers.

Gartman Gold/Euro ETF

23.	Comment: The SEC staff noted that in the MDFP, futures contracts are defined at the bottom of the commentary, but there is no mention of futures in the commentary. Please include a description in the commentary of how futures are used.

Response: The Trust represents that in future filings it will include a description in the commentary of how futures are used.

Gartman Gold/Yen ETF

24.	Comment: The SEC staff noted that in the MDFP, futures contracts are defined at the bottom of the commentary, but there is no mention of futures in the commentary. Please include a description in the commentary of how futures are used.

Response: The Trust represents that in future filings it will include a description in the commentary of how futures are used.

Madrona International ETF

25.	Comment: The SEC staff noted that 28.3% of the Fund is invested in the banking sector. Please explain why banking sector risk is not disclosed as a principal risk of investing in the Fund.

January 13, 2017

Response: According to the Trust, while investing in a particular sector is not a principal investment strategy of the Fund, its portfolio may be significantly invested in a sector as a result of the portfolio management decisions made pursuant to the Fund’s principal investment strategy. The Trust represents that it will add disclosure to the Fund’s prospectus regarding sector risk.

26.	Comment: The SEC staff noted that approximately 18% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

27.	Comment: The SEC staff noted that approximately 18% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

Ranger Equity Bear ETF

28.	Comment: The SEC staff noted that 47.7% of the Fund was invested in a debt fund. Please refer to the November 7, 1997 Dear CFO letter regarding the SEC staff’s guidance on disclosure of fund of funds structures and update the financial disclosure accordingly.

Response: The Trust represents that in future filings it will disclose its fund of funds structures in accordance with the November 7, 1997 Dear CFO Letter.

Sage Core Reserves ETF

29.	Comment: The SEC staff noted that 26.4% of the Fund is invested in the diversified financial services sector. Please explain why financial services sector risk is not disclosed as a principal risk of investing in the Fund.

Response: According to the Trust, while investing in a particular sector is not a principal investment strategy of the Fund, its portfolio may be significantly invested in a sector as a result of the portfolio management decisions made pursuant to the Fund’s principal investment strategy. The Trust represents that it will add disclosure to the Fund’s prospectus regarding sector risk.

Star Global Buy-Write ETF

30.	Comment: The SEC staff noted that 63% of the Fund was invested in another ETF. Please refer to the November 7, 1997 Dear CFO letter regarding the SEC staff’s guidance on disclosure of fund of funds structures and update the financial disclosure accordingly.

Response: The Trust represents that in future filings it will disclose its fund of funds structures in accordance with the November 7, 1997 Dear CFO Letter.

January 13, 2017

Morgan Creek Global Tactical ETF

31.	Comment: The SEC staff noted that over 10% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

32.	Comment: The SEC staff noted that over 10% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

Dorsey Wright ADR ETF

33.	Comment: The SEC staff noted that over 10% of the Fund’s securities are on loan. Please explain why the prospectus does not discuss securities lending as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding its participation in the Trust’s securities lending program.

34.	Comment: The SEC staff noted that over 10% of the Fund is invested in repurchase agreements. Please explain why repurchase agreements are not discussed in the Fund’s prospectus as a principal strategy and risk of the Fund.

Response: The Trust represents that it will add principal strategy and risk disclosure to the Fund’s prospectus regarding repurchase agreements.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Dan Ahrens, AdvisorShares Trust